February 23, 2009
Mr. Gary Todd, Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

RE:	Brightpoint, Inc.
Form 10-K for year ended December 31, 2007
Filed February 29, 2008
Form 8-K dated February 3, 2009
Filed February 9, 2009
File No. 001-12845
Dear Mr. Todd,
The purpose of this letter is to respond to the staff’s comments set forth in your letter dated February 19, 2009. For your convenience, we have preceded our response with a copy (in bold type) of the staff’s comments.
Form 8-K dated February 3, 2009
1.	We note that you present non-GAAP measures in the form of a non-GAAP statement of operations. This format may be confusing to investors as it reflects numerous non-GAAP line items and subtotals which have not been individually described to investors. It is not clear whether or how management uses each of these non-GAAP measures and they may be shown here as a result of the presentation format. Under Instruction 2 of Item 2.02 of Form 8-K when furnishing information under the Item you must provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with explanation why you believe each measure provides useful information to investors.
•	Please remove the non-GAAP statements of operations from all future earnings releases and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a

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document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the
Form 8-K.
We will not incorporate this Form 8-K by reference into a 1933 Act registration statement.
We will remove the non-GAAP statements of operations in all future earnings releases. Instead we will provide reconciliations of non-GAAP income from continuing operations and earnings per share as follows:

Income (loss) from continuing operations:	$(333,431)		$(4.05)

Non-GAAP adjustments, net of tax:
Stock-based compensation	4,179		0.05
Amortization	12,478		0.15
Goodwill impairment charge	325,947		3.96
Restructuring charge	9,809		0.12
Income tax valuation allowances	18,015		0.22

As-adjusted (non-GAAP) income from continuing operations:	$36,997		$0.45

Weighted average common shares outstanding — diluted:	81,509	876	82,385
In addition, we will continue to provide a narrative explanation disclosing the reasons why we believe that presentation of non-GAAP income from continuing operations and earnings per share provides useful information to investors (See 8-K dated February 3, 2009, “Notes to Non-GAAP Reconciliation of Consolidated Statements of Operations”).
2.	We see that in the fourth quarter of 2008 you recorded a significant impairment charge for goodwill primarily related to the Dangaard acquisition. We also see that your balance sheet includes significant amortizing intangible assets, most of which appears to be assigned to customer relationships recorded in the purchase allocation for the Dangaard acquisition. Please tell us and in future filings clarify why you believe the intangible assets are recoverable in light of the significant goodwill impairment. In that regard, you in-part attribute the impairment to cash flow forecasts. Tell us how these cash flow forecasts were considered in evaluation of the intangible assets. Refer to SFAS 144.

We believe the intangible assets are recoverable because the sum of undiscounted cash flows expected to result from the use of the assets exceeded the carrying value of the intangible assets. We used estimates of future cash flows to test recoverability in accordance with paragraphs 16-19 of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Our estimates of future cash flows used to test recoverability of our long-lived assets were the same assumptions as those used in our goodwill impairment test. In addition, our estimates of future cash flows used to test recoverability were made for the remaining useful life of the assets.

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We have drafted the following disclosure to be included in the Critical Accounting Estimates section of our Form 10-K for the year ended December 31, 2008, which we intend to file with the United States Securities and Exchange Commission on or about Wednesday, February 25, 2009:
“Under U.S. generally accepted accounting principles, we test our long-lived assets for impairment whenever there are indicators that the carrying value of the assets may not be recoverable. For long-lived assets recoverability testing, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the anticipated net cash flows attributable to the asset are less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.
The goodwill impairment of the EMEA reporting unit was an indicator that the carrying amount of the long-lived assets of that reporting unit might not be recoverable. We performed a recoverability test in the fourth quarter of 2008 based on the estimated undiscounted cash flows attributable to the long-lived assets and determined that they were not impaired. A 10% change in the estimated undiscounted cash flows would not have resulted in any impairment.”
We believe that this disclosure adequately clarifies why the intangible assets are recoverable in light of the significant goodwill impairment charge.
We would like to conclude all open staff comments, if any, prior to the filing of our Form 10-K for the year ended December 31, 2008, which we intend to file with the United States Securities and Exchange Commission on or about Wednesday, February 25, 2009. We would like to call you on the telephone on Monday February 23, 2009 to discuss any open questions or comments. If you should have any other questions or comments, please feel free to contact me at 317-707-2411.
Sincerely,
Brightpoint, Inc.
/s/ Anthony W. Boor
By Anthony W. Boor
Executive Vice President, Chief Financial Officer and Treasurer

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